RMS

SEC

17005489

..., D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 23 2017
REGISTRATIONS BRANCH
15

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ANNUAL AUDITED REPORT
FORM X-17A-5 *
PART III

SEC FILE NUMBER
8-47032

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALERS: ACF International Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Congress Street Suite 6
(No. and Street)

Boston	MA	02019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Cristina Del Sol (617) 523-3295
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raphael Goldberg Nikpour Cohen & Sullivan
(Name – *if individual, state last, first, middle name*)

97 Froehlich Farm Blvd	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CM

AWB

OATH OR AFFIRMATION

I, Cristina Del Sol, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ACF International Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

MONICA Y. JOHNSTONE
Notary Public
Massachusetts
Commission Expires Jul 14, 2017

Signature

President/CEO
Title

Monica Johnstone
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Exemption Report pursuant to Securities and Exchange Commission Rule 17a5(d)(4)

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RGNC&S
RAPHAEL GOLDBERG NIKPOUR COHEN SULLIVAN
CERTIFIED PUBLIC ACCOUNTANTS PLLC

Mark C. Goldberg CPA
Mark Raphael CPA
Floria Samii-Nikpour CPA
Allan B. Cohen CPA
Michael R. Sullivan CPA

Anita C. Jacobsen CPA

Founding Partner:
Melvin Goldberg CPA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of ACF International, Inc.

We have audited the accompanying statement of financial condition of ACF International, Inc. (a limited liability company) as of December 31, 2016, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. ACF International, Inc.'s management is responsible for this financial statement. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of ACF International, Inc. as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Raphael Goldberg Nikpour Cohen & Sullivan CPA's PLLC

Raphael Goldberg Nikpour Cohen & Sullivan, CPA's PLLC
Woodbury, New York

February 10, 2017

97 FROEHLICH FARM BLVD. WOODBURY, NEW YORK 11797 TEL: 516.864.8600 FAX: 516.496.9088 WWW.RSGNCCPAS.COM

ACF INTERNATIONAL, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

Assets		
Cash	$	525,840
Fixed assets (net of accumulated depreciation of $236,812)		5,291
Prepaid expenses		14,340
Other assets		6,167
Total assets	$	551,638
Liabilities and shareholder's equity		
Accrued expenses and other liabilities	$	44,285
Total liabilities		44,285
Shareholder's equity		
Common stock, no par value, 200,000 shares authorized, 50,000 shares issued and outstanding		735,042
Additional paid in capital		5,338,244
Accumulated deficit		(5,565,933)
Total shareholder's equity		507,353
Total liabilities and shareholder's equity	$	551,638

The accompanying notes are an integral part of this financial statement.

ACF INTERNATIONAL, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

ACF International, Inc. (the "Company") is registered as a broker dealer in securities with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority Inc. ("FINRA"). The Company is a Massachusetts corporation, incorporated on February 11, 1994, and is wholly owned by Ahorro Corporacion Financiera. In this capacity, it executes agency transactions on behalf of its customers. The Company conducts business primarily with other broker dealers on behalf of its customers. The Company's customers are located primarily in the United States of America.

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker dealer, clearing organization, customer and counterparty with which it conducts business.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. As of December 31, 2016, there were no customer accounts having debit balances which presented any risks.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The books and records of the Company are kept on the accrual basis and follow trade-date accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, which are not held for sale in the ordinary course of business.

The Company maintains cash in bank deposit accounts which at times exceed the federally insured limits. The Company has not experienced any losses in these accounts.

Commissions

Commissions and related clearing expenses are recorded on the trade-date basis as securities transactions occur.

Depreciation

Property and equipment is stated at cost less accumulated depreciation. The Company provides for depreciation as follows:

Asset	Estimated Useful Life	Principal Method
Electronic equipment	5 years	Straight-line
Computer software	3 years	Straight-line
Furniture and fixtures	5 years	Straight-line
Leasehold improvements	Lease term	Straight-line

Income Taxes

The Company complies with FASB ASC 740, *Income Taxes* which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes (continued)

ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 also requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year.

The Company has a deferred federal and Massachusetts income tax asset of approximately $2,139,000 and $75,000 respectively, at December 31, 2016, related to the current year net loss and to net operating loss carry forwards. A valuation allowance has been established offsetting the $2,214,000 as the ultimate realization of these benefits is uncertain. At December 31, 2016, the Company had net operating loss carry forwards of approximately $6,284,000 for federal income tax and $1,644,000 for Massachusetts income tax which begin to expire in 2023 and 2032 respectively.

The tax years that remain subject to examination by taxing authorities are 2015, 2014, and 2013.

NOTE 3. FIXED ASSETS

Fixed Assets are stated at cost, less accumulated depreciation. Depreciation is based on the straight-line method over the estimated useful lives of the assets.

Fixed assets consist of the following:

Fixed assets consist of the following:

Software	$ 79,058
Equipment	96,610
Furniture & fixtures	50,100
Leasehold improvements	16,334
	242,103
Less: accumulated depreciation	(236,812)
	$ 5,291

NOTE 3. FIXED ASSETS (Continued)

Depreciation for the year ended December 31, 2016 was $4,081 and is reported on the Statement of Operations.

NOTE 4. GUARANTEES

FASB ASC 460, *Guarantees,* requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company has not issued any guarantees at December 31, 2016 or during the year then ended.

NOTE 5. NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer and, therefore, subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1. The Company has a minimum net capital requirement of $250,000. As of December 31, 2016, the Company had net capital of $481,555, which exceeded its requirement of $250,000 by $231,555. The Company's net capital ratio of aggregate indebtedness to net capital was 0.09 to 1.

NOTE 6. COMMITMENTS AND CONTINGENCIES

During 2016, the Company renewed the lease for office space in Boston that expires in September 2018. The minimum future lease payments on this lease are as follows:

Year	
2017	58,845
2018	44,957
	$ 103,802

NOTE 6. COMMITMENTS AND CONTINGENCIES (continued)

Rent and utility expense, was $56,498 for the year ended December 31, 2016, as shown on the Statement of Operations.

The Company had no underwriting commitments, no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2016 or during the year then ended.

NOTE 7. RELATED PARTY TRANSACTIONS

The Company clears its transactions primarily through its parent company, the sole shareholder of ACF International, Inc. The parent company is located in Madrid, Spain.

The Company has an expense sharing agreement in place with its parent company. Expenses such as payroll, rent, and telephone are allocated between the companies. During the year ended December 31, 2016, shared expenses totaling $17,963 were recorded as additional paid in capital as per the agreement.

NOTE 8. SUBSEQUENT EVENTS

It has been reported the parent company of ACF International, Inc. has been sold to StormHarbour Partners LP. The sale is expected to finalize in the first half of 2017. It is unknown what the impact of the sale will have on ACF International, Inc. as of February 2017.

ACF INTERNATIONAL, INC.
FINANCIAL STATEMENT
DECEMBER 31, 2016

CONTENTS